Filed by Nuveen Investment Trust (Commission File No. 333-218044)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company:

Nuveen Investment Funds, Inc. (Commission File No. 811-05309)

INTERNAL USE ONLY

Information Regarding the Proposed Reorganization of

Nuveen Large Cap Growth Opportunities Fund into Nuveen Large Cap Growth Fund

June 28, 2017

On April 13, 2017, Nuveen filed a supplement to the prospectus of the Nuveen Large Cap Growth Opportunities Fund (FRGWX) (“Target Fund”) announcing that the Fund Board had approved the reorganization of the Target Fund into the Nuveen Large Cap Growth Fund (NLAGX) (“Acquiring Fund”) pending approval by the shareholders of the Target Fund. Shareholders of the Acquiring Fund are not required to approve the reorganization.

For ongoing and up-to-date information on the proposed fund reorganization, please see the Mutual Fund Reorganization Center on www.nuveen.com. The center is dedicated to displaying information related any proposed, pending or completed mutual fund mergers. The reorganization center is accessible from the Nuveen Mutual Fund home page or by the following link: http://www.nuveen.com/MutualFunds/ReorganizationSummary/Default.aspx?refsrc=tabl2

Below is a Q&A related to the reorganization. More complete information can be found in the final proxy statement which can be accessed by the following link: https://www.sec.gov/Archives/edgar/data/1013881/000119312517214761/d377225d497.htm

Q. How was this announcement communicated to shareholders?

A. Shareholders of the Target Fund were mailed a prospectus supplement informing them of Nuveen Fund Board’s approval to reorganize the Target Fund into the Acquiring Fund. Because Acquiring Fund shareholders are not required to approve the reorganization, their prospectus was not supplemented.

Q. Why was the reorganization proposed to the Nuveen Fund Board?

A. As part of our ongoing review of the products Nuveen offers, we proposed the reorganization due to the similar strategies of the Funds and the operating cost savings and efficiencies expected to result from the reorganization.

Q. What are the anticipated benefits of the reorganization for shareholders of the Target Fund?

A. Nuveen and the Fund Board believe that the combined fund will recognize operating cost savings and operational efficiencies because the fixed costs involved with operating a fund will be spread across a larger asset base following the reorganization, and the need to provide certain duplicative services to separate stand-alone funds will be eliminated. This is expected to result in a slight decrease in total annual operating expenses for shareholders of the Target Fund following the reorganization. In addition, the Acquiring Fund’s expense cap following the reorganization, which will be in effect through July 31, 2019, will result in lower net annual operating expenses for shareholders of the Target Fund.

Q. How will the reorganization affect shares of the Target Fund?

A. Upon closing of the reorganization, holders of Class A, Class C, Class I and Class R6 shares of the Target Fund will be exchanged for the same class of shares in the Acquiring Fund. Because the Target Fund offers Class R3 shares and the Acquiring Fund does not, holders of Class R3 shares of the Target Fund will receive Class A shares of the Acquiring Fund on the reorganization date. Each Target Fund shareholder will receive shares of the Acquiring Fund in an amount equal in total value to the total value of the Target Fund shares surrendered by such shareholder.

Q. Will shareholders of the Target Fund incur sales loads or contingent deferred sales charges in conjunction with the receipt of the Acquiring Fund’s shares pursuant to the reorganization?

A. The front-end sales load on Class A shares received in the reorganization will be waived. If a shareholder’s Target Fund shares are subject to a contingent deferred sales charge (“CSDC”), which may be the case for Class C shares or for Class A share purchases of $1 million or more which were not subject to a front-end sales load, the Acquiring Fund shares received in the Reorganization will be subject to a CDSC if they are redeemed within 12 months of the date the shareholder purchased his or her Target Fund shares.

Q. Will the reorganization create a taxable event for Target Fund shareholders?

A. No. The reorganization is intended to qualify as a tax-free event for federal income tax purposes. It is expected that shareholders will recognize no gain or loss for federal income tax purposes as a direct result of the reorganization. Prior to the closing of its reorganization, the Target Fund expects to distribute all net investment income and net capital gains, if any. All or a portion of such a distribution may be taxable to Target Fund shareholders, and will generally be taxed as ordinary income or capital gains for federal income tax purposes, unless the shareholder is investing through a tax-advantaged account such as an IRA or 401(k) plan (in which case the shareholder may be taxed upon withdrawal of his or her investment from such account).

Q. How will the reorganization impact fees and expenses?

A. Below is a breakdown of the current expenses for the Target / Acquiring Funds, as well as the estimated expenses post-reorganization. The net expense numbers are based upon Nuveen’s undertaking to cap expenses after the reorganization at .77%, which will expire on July 31, 2019.

	Gross Expense	Net Expense
Target Fund Class A	1.12%	1.12%
Acquiring Fund Class A	1.17%	1.02%
Estimated Post-Merger Class A	1.11%	1.02%
Target Fund Class C	1.87%	1.87%
Acquiring Fund Class C	1.93%	1.77%
Estimated Post-Merger Class C	1.86%	1.77%
Target Fund Class I	.87%	.87%
Acquiring Fund Class I	.93%	.77%
Estimated Post-Merger Class I	.86%	.77%
Target Fund Class R3	1.37%	1.37%
Estimated Post-Merger Class A*	1.11%	1.02%
Target Fund Class R6	.77%	.77%
Acquiring Fund Class R6	.84%	.68%
Estimated Post-Merger Class R6	.76%	.67%

*The Acquiring Fund does not offer Class R3 shares. Holders of Target Fund Class R3 shares will receive Class A shares of the Acquiring Fund.

Q. Who will bear the costs of the reorganization?

A. Nuveen will pay all expenses associated with the reorganization.

Q. What is the timetable for the reorganization?

A. Proxy materials will be mailed to Target Fund shareholders in late June and early July 2017. If approved by Target Fund shareholders at the special meeting of shareholders on August 18, 2017, we expect the reorganization to occur at the close of business on October 6, 2017 or as soon as practicable thereafter.